SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)
                             (AMENDMENT NO. 4)*

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)*

                               Mentergy, Ltd.
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                              (Name of Issuer)

                    Ordinary Shares, NIS 0.04 par value
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                       (Title of Class of Securities)

                                 M50876107
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             December 31, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. M50876107

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SHAMROCK HOLDINGS OF CALIFORNIA, INC. - 95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               25,000 ORDINARY SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             25,000 ORDINARY SHARES

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,946,830 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.6%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

                             SCHEDULE 13D

CUSIP No.  M50876107

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TREFOIL GILAT INVESTORS, L.P. - 95-4812471

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               2,921,830 ORDINARY SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             2,921,830 ORDINARY SHARES (1)

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,946,830 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.6%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN

(1) See Item 4 hereof

INTRODUCTION


     This statement amends the Schedule 13D filed on June 30, 2000 (the "Schedule 13D") by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), and Trefoil Gilat Investors, L.P., a Delaware limited partnership ("Trefoil Gilat"), with respect to Ordinary Shares, nominal value NIS 0.04 per share (the "Ordinary Shares"), of Mentergy, Ltd., an Israeli corporation formerly known as Gilat Communications Ltd. (the "Company"), as amended from time to time (the "Amended Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Amended Schedule 13D.



1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 4.PURPOSE OF TRANSACTION.

     On December 24, 2001, the Company effected a one-for-four reverse stock split of its share capital. As a result, every four Ordinary Shares of the Company, NIS 0.01 par value, became one Ordinary Share of the Company, NIS 0.04 par value (the "Stock Split"). On December 31, 2001, the transactions contemplated by the Reorganization Plan were consummated, including but not limited to Trefoil Gilat's receipt of 2,921,830 Ordinary Shares of the Company (the "Conversion Shares") plus $500,000 in cash in exchange for its Notes.

     On December 31, 2001, Trefoil Gilat, SHOC and Israel Bank Discount Ltd. ("Israel Bank Discount") entered into an Addendum (the "Addendum to Loan Agreement") to the Loan Agreement, pursuant to which Trefoil Gilat pledged the Conversion Shares, the Contract Rights and Trefoil Gilat's rights and obligations under the Reorganization Plan, and the ancillary documents attached thereto, as security for Trefoil Gilat's obligations under the Loan Agreement, as amended. Pursuant to the Addendum to Loan Agreement, Trefoil Gilat has agreed to exercise reasonable efforts to prepay the Loan (as defined in the Loan Agreement) extended under the Loan Agreement, together with accrued interest thereon, prior to December 31, 2006, the maturity date of the Loan. Also pursuant to the Addendum to Loan Agreement, Trefoil Gilat has agreed that, upon full repayment of the Loan, together with any accrued interest thereon, and upon Israel Bank Discount's release of its pledge over the Conversion Shares, Trefoil Gilat will pay to Israel Bank Discount a Commitment Amount (as defined in the Addendum to Loan Agreement), which amount shall equal 30% of the Net Profit (as defined in the Addendum to Loan Agreement) received upon the sale of the Conversion Shares. Pursuant to the Addendum to Loan Agreement, Trefoil Gilat has agreed to use its best efforts to sell the Conversion Shares, subject to market conditions and with a view to the benefit of Trefoil Gilat, SHOC and Israel Bank Discount. Israel Bank Discount has the right, not earlier than one year after repayment of the Loan, to execute a written request (a "Written Request") to require that Trefoil Gilat sell the Conversion Shares, provided that the Net Profit of such sale would be positive. Trefoil Gilat has the right, however, in its sole discretion, instead of acting on any such Written Request, to pay to Israel Bank Discount the Commitment Amount, which amount shall be based on the average market price of the Ordinary Shares of the Company three trading days immediately prior to the Written Request. Upon such payment by Trefoil Gilat of the Commitment Amount, Israel Bank Discount's rights under the Loan Agreement, as amended, shall terminate.

     The Addendum to Loan Agreement also grants Israel Bank Discount the right to sell, on the terms and conditions set forth in the Addendum to Loan Agreement, any of the pledged Conversion Shares even though an event of default under the Loan Agreement, as amended, has not occurred. Finally, among other things, the Addendum to Loan Agreement requires Trefoil Gilat to employ its reasonable efforts, until the maturity date under the Loan Agreement, as amended, to elect the majority of the board of directors of the Company.

     The foregoing description of the Reorganization Plan and the Addendum to Loan Agreement is qualified in its entirety by the complete text of the Reorganization Plan and the Addendum to Loan Agreement, each of which is incorporated herein by reference. Copies of the Reorganization Plan and an English summary of its terms were filed as Exhibits 12 and 13, respectively, to the Amended Schedule 13D. A copy of the Addendum to Loan Agreement is being filed herewith as Exhibit 14.

     Also on December 31, 2001, Trefoil Gilat and the Company's other major shareholders entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company whereby the Company granted to Trefoil Gilat and such other shareholders certain rights to publicly register their Ordinary Shares of the Company, on the terms and conditions set forth in the Registration Rights Agreement.


2. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a), (b) As a result of the Stock Split and the closing of the Reorganization Plan, subject to the pledge created by the Loan Documents, Trefoil Gilat currently has beneficial ownership of the 2,921,830
Conversion Shares, with sole power to vote or direct the vote and, except as described in Item 4 above, sole power to dispose or direct the disposition of such Ordinary Shares. The Conversion Shares constitute approximately 30.3% of the issued and outstanding Ordinary Shares of the Company on a fully diluted basis.

     SHOC retains voting and dispositive power over the 25,000 Ordinary Shares it owns of record (the "SHOC Shares"), reduced from 100,000 Ordinary Shares as a result of the Stock Split, which Ordinary Shares constitute approximately 0.3% of the issued and outstanding Ordinary Shares of the Company on a fully diluted basis.

     SHOC and Trefoil Gilat are part of a group as such term is defined in Rule 13d-5(b)(1) under the Act. Accordingly, SHOC may be deemed to have beneficial ownership of the Conversion Shares, and Trefoil Gilat may be deemed to have beneficial ownership of the SHOC Shares, such that each of SHOC and Trefoil Gilat may be deemed to have beneficial ownership of approximately 30.6% of the issued and outstanding Ordinary Shares of the Company on a fully diluted basis.

     Finally, pursuant to Rule 13d-3 under the Act, each of the controlling persons of SHOC and Trefoil Gilat described in Item 2 of the Amended
Schedule 13D may be deemed to beneficially own the SHOC Shares and the Conversion Shares.

     The percentages set forth in this response to Items 5(a) and 5(b) assume that 9,643,725 Ordinary Shares were outstanding on a fully diluted basis as of December 31, 2001, based on the representations made by the Company in its Form 20-F filed with the SEC on July 13, 2001, and taking into consideration the Stock Split and the transactions contemplated by the Reorganization Plan.

     (c) Except as set forth above, none of Trefoil Gilat, SHOC or, to the knowledge of Trefoil Gilat or SHOC, any person identified in response to
Item 2, beneficially owns any Ordinary Shares or has effected any transactions in Ordinary Shares during the preceding 60 days.

     (d) Except as previously disclosed in the Amended Schedule 13D, neither Trefoil Gilat nor SHOC has any knowledge of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Conversion Shares or the SHOC Shares.

     The foregoing description of the Reorganization Plan is qualified in its entirety by the text of the Reorganization Plan, which was attached to the Amended Schedule 13D as Exhibit 12 (with an English summary attached as
Exhibit 13) and is incorporated herein by reference.


3. ITEM 6 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On December 31, 2001, the Reorganization Plan closed, and the transactions contemplated thereby were consummated.

        On December 31, 2001, Trefoil Gilat, SHOC and Israel Bank Discount entered into the Addendum to Loan Agreement, as more fully described in
Item 4 above. The Conversion Shares, the Contract Rights and Trefoil Gilat's rights and obligations under the Reorganization Plan, and the ancillary documents attached thereto, were pledged as security for Trefoil Gilat's obligations under the Loan Agreement, as amended.

        The foregoing description of the Reorganization Plan and the Addendum to Loan Agreement is qualified in its entirety by the complete text of the Reorganization Plan and the Addendum to Loan Agreement, each of which is incorporated herein by reference. Copies of the Reorganization Plan and an English summary of its terms were filed as Exhibits 12 and 13, respectively, to the Amended Schedule 13D. A copy of the Addendum to Loan Agreement is being filed herewith as Exhibit 14.

        Also on December 31, 2001, Trefoil Gilat and the Company's other major shareholders entered into the Registration Rights Agreement with the Company, pursuant to which the Company granted them certain rights to publicly register their Ordinary Shares of the Company, on the terms and conditions set forth in the Registration Rights Agreement.

4. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                          DOCUMENT

        Exhibit 14 -- Addendum to Loan Agreement dated as of December 31,
                      2001 among Trefoil Gilat, SHOC and Israel Bank
                      Discount

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    January 4, 2002

                       SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                       By:   /s/ Robert G. Moskowitz
                             -------------------------------------------
                             Robert G. Moskowitz
                             Executive Vice President and Secretary


                       TREFOIL GILAT INVESTORS, L.P.
                        By:    Trefoil Gilat, Inc.
                               its General Partner


                        By:    /s/ Gregory S. Martin
                               -----------------------------------------
                               Gregory S. Martin
                               Treasurer

EXHIBIT INDEX

                          DOCUMENT

        Exhibit 14 -- Addendum to Loan Agreement dated as of December 31,
                      2001 among Trefoil Gilat, SHOC and Israel Bank
                      Discount